                                                                    EXHIBIT 99.8




                         FORM OF CHAIRMAN LETTER TO THE
                          STOCKHOLDERS OF SYNETIC, INC.

                             [SYNETIC, INC. LOGO]
                                 SYNETIC, INC.
                                669 RIVER DRIVE
                         ELMWOOD PARK, NEW JERSEY 07407

                                 June [-], 1999



Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders of Synetic, Inc. to be held at the Saddle Brook Marriott Hotel, Garden State Parkway at Interstate 80 in Saddle Brook, New Jersey, on July 23, 1999, at
9:30 a.m., local time. Synetic has entered into an agreement with Medical Manager Corporation pursuant to which the businesses of Synetic and Medical Manager will be combined to form an organization with the components we believe are necessary to transform the information infrastructure of America's practicing physicians, with the goal of revolutionizing the way in which physicians can communicate electronically with payers, suppliers, providers and patients.

     The transaction is structured as a merger, in which each share of Medical Manager Common Stock will be converted into the right to receive .625 shares of Synetic Common Stock if the average closing price of Synetic Common Stock during the period from and including July 7, 1999 to and including July 20, 1999 is greater than or equal to $67.20. If the average closing price per share of Synetic Common Stock during the period from and including July 7, 1999 to and including July 20, 1999 is less than $67.20 but at least $56.00, the exchange ratio will be adjusted upward so that the value of the Synetic Common Stock to be received for each share of Medical Manager Common Stock based on such adjusted exchange ratio is equal to $42.00 based on the average closing price of Synetic Common Stock during such period. If the average closing price per share of Synetic Common Stock during the period from and including July 7, 1999 to and including July 20, 1999 is less than $56.00, the exchange ratio will be .750 shares of Synetic Common Stock for each share of Medical Manager Common Stock, unless the board of directors of Medical Manager exercises its right to terminate the merger. Synetic and Medical Manager will issue a joint press release announcing the exchange ratio prior to the opening of trading on July 21, 1999. As a result of this transaction, Medical Manager will become a wholly owned subsidiary of Synetic. At the Synetic Special Meeting, you will be asked to consider and vote on the following matters in connection with the merger:

     - the issuance of up to 18,202,213 shares of Synetic Common Stock to current Medical Manager stockholders in the merger;

     - as contemplated by the merger agreement, the amendment and restatement of Article One of the Synetic Certificate of Incorporation, effective at the effective time of the merger, with the effect of changing the name of Synetic to "Medical Manager Corporation";

     - the amendment and restatement of Article Four of the Synetic Certificate of Incorporation, effective at the effective time of the merger, with the effect of increasing the number of authorized shares of capital stock of Synetic to 310,000,000, with 300,000,000 designated as Synetic Common Stock;

     - the amendment and restatement of Article Nine of the Synetic Certificate of Incorporation, effective at the effective time of the merger, with the effect of deleting the last clause of Article Nine which states
       "provided that the Board of Directors may not amend the By-Laws to increase the number of directors above twelve"; and

     - the grant of options to purchase 650,000 shares of Synetic Common Stock to each of Messrs. Michael A. Singer, Chairman and Chief Executive Officer, and John H. Kang, President, of Medical Manager, under their employment agreements.

The accompanying Joint Proxy Statement/Prospectus presents the details of this proposed strategic merger.

     SYNETIC'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ISSUANCE OF SHARES OF SYNETIC COMMON STOCK TO CURRENT MEDICAL MANAGER STOCKHOLDERS IN THE MERGER REFERRED TO ABOVE, THE AMENDMENTS AND RESTATEMENTS OF THE SYNETIC CERTIFICATE OF INCORPORATION REFERRED TO ABOVE AND, SUBJECT TO THE SEPARATE APPROVAL OF THE STOCK OPTION COMMITTEE OF SYNETIC'S BOARD OF DIRECTORS, THE GRANT OF OPTIONS TO EACH OF MESSRS. SINGER AND KANG REFERRED TO ABOVE AND RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THESE PROPOSALS.

     The merger of Synetic and Medical Manager will create an organization with the components we believe are necessary to transform the information infrastructure of America's practicing physicians, with the goal of revolutionizing the way in which physicians can communicate electronically with payers, suppliers, providers and patients.

     If you have questions about the merger or would like additional copies of the accompanying Joint Proxy Statement/Prospectus, you should contact: Risa Fisher, Director of Investor Relations, at (201)703-3400. Even if you plan to attend the Synetic Special Meeting in person, please complete, sign, date and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope.



                                   Sincerely,


                                   Martin J. Wygod
                                   Chairman of the Board